UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In April 2023, Otonomo Technologies Ltd. (the “Company”) sunsetted its connected vehicle data services (“Aggregate Connected Vehicle Data services”), which includes services relating to aggregate multi-layered data, standardized data and data blurred to remove identifiers. In connection with sunsetting its Connected Vehicle Data services, the Company conducted a workforce reduction of a number of its employees. The Company continues to focus on recurring revenue opportunities and believes the resources dedicated to Connected Vehicle Data services can be better utilized in other aspects of the Company’s business.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-264771) and Form S-8 (File No. 333-261641).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OTONOMO TECHNOLOGIES LTD.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: May 3, 2023